

Mail Stop 3561

October 18, 2007

Via Fax & U.S. Mail

Mr. Bruce A. Klein
Chief Financial Officer
Clarcor, Inc.
840 Crescent Centre Drive
Suite 600
Franklin, Tennessee 37067

> **Re: Clarcor, Inc.**
> **Form 10-K for the year ended December 2, 2006**
> **File No. 001-11024**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 2, 2006

Liquidity and Capital Resources

Contractual Obligations, page 23

1. Refer to your table of fixed cash obligations on page 23. As this table is intended to
    increase the transparency of cash flow, we believe that registrants should generally
    include scheduled interest payments in the table. Where interest rates are variable
    and unknown, you may use your judgment to determine whether or not to include
    such estimates. If you elect to include them, you may determine the appropriate
    methodology to estimate the interest payments. Regardless of whether you include
    interest payments or not, a footnote to the table should clarify whether or not you
    have done so and, if applicable, the methodology you have used in your estimate. If
    interest payments are excluded from the table, please disclose the significant
    contractual terms of the debt and any other additional information that is material to
    an understanding of these future cash flows.

Notes to Consolidated Financial Statements

A. Accounting Policies

Revenue Recognition, page F-10
2. Refer to your discussion of revenue recognition on page F-10. We assume that
    shipping and handling costs are included in cost of sales. If our understanding is not
    correct, please consider the disclosure requirements of paragraph 6 of EITF 00-10, as
    applicable.

B. Acquisition and Purchase of Minority Interest, page F-12

3. We note your disclosure here related to your acquisition of MKI. You state that,
    based on an independent appraisal, you recognized $8,600 for customer relationships
    that will be amortized over twelve years, $267 for trademarks that will be amortized
    over twenty years and $1,700 as other acquired intangibles which will be amortized
    over five to ten years. Such disclosure assigns responsibility for the valuation and
    assignment of costs to an individual other than management, an "expert." For that
    reason, this expert must be explicitly named in your document and a consent from
    such expert must be filed under Exhibit 23 if the financial statements are incorporated
    into any registration statement. Refer to Item 601 of Regulation S-K. As such,
    please revise your document to either name such third party and provide their consent
    under exhibit 23, as applicable, or remove this reference and all other similar

references throughout your filing. Similar disclosure in other filings, including your subsequent Forms 10-Q for fiscal 2007, should also be revised or eliminated.

4. Refer to your discussion of the Filtrel Group acquisition on page F-14. The comment above applies to your reference to an "independent appraiser" in this paragraph as well. Please revise as appropriate.

5. As a related matter, refer to your discussion of the Sinfa SA acquisition presented on page 8 of your Form 10-QSB for June 2, 2007. We note that both the company and the minority holders have an option to trigger the purchase of the minority interest by the company after December 2012. Please clarify whether the $2 million purchase price that you cite is a fixed price. If it is not, please clarify how it is computed. Finally, please explain how this combined call option for the company to purchase and put option for the minority holders to sell is recorded, valued and accounted for in your financial statements. Describe your basis in GAAP for the accounting applied. Your response should be detailed and specific.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief